

January 13, 2015

<u>Via E-mail</u>
William Threadgill
President
Synthetic Fixed-Income Securities, Inc.
One Wells Fargo Center
301 S. College Street
Charlotte, North Carolina 28288

      Re: **STRATS(SM) Trust for Allstate Corp Securities, Series 2006-3**
                 STRATS(SM) Trust for Goldman Sachs Group Securities, Series 2006-2
                 STRATS(SM) Trust for Procter & Gamble Securities, Series 2006-1
                 Forms 10-K for the Fiscal Year Ended December 31, 2013
                 Filed March 31, 2014
                 File Nos. 001-32867, 001-32848 and 001-32822

Dear Mr. Threadgill:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Arthur C. Sandel

                                     Arthur C. Sandel
                                     Special Counsel

cc: Jenny Dahlen